CHINA FORESTRY INDUSTRY GROUP, INC.
Jun Yue Hua Ting, Building A
3rd Floor, Unit -1
#58 Xin Hua Road
Guiyang, Guizhou Province 550002
People’s Republic of China
Tel: (86) 8515520951

April 28, 2011

By EDGAR Transmission

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Forestry Industry Group, Inc. (f/k/a Phoenix Energy Resource Corporation)
Amendment No. 3 to Form 8-K
Filed March 11, 2011
File No. 000-52843

Dear Mr. Spirgel:

     On behalf of China Forestry Industry Group, Inc., formerly, Phoenix Energy Resource Corporation (the “Company”), we respectfully request an extension of the Company's time to respond to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission, set forth in the Staff’s letter, dated April 1, 2011, with respect to the Company’s amended current report on Form 8-K filed on March 11, 2011.

     The Company was unable to respond within the prescribed time period due to the fact that it has not completed the process of preparing and integrating the information requested by the Staff. Accordingly, the Company is requesting leave to file a response to the Staff’s comments on or before May 9, 2011.

     If you would like to discuss our response, the Amendment or any other matters regarding the Company, please contact Joseph R. Tiano or Dawn Bernd-Schulz of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8233 and (202) 663-8345, respectively.

Very truly yours,

CHINA FORESTRY INDUSTRY GROUP, INC.

By:  /s/ Yulu Bai
        Yulu Bai
        Chief Executive Officer

cc:  Joseph R. Tiano, Esq.
       Dawn M. Bernd-Schulz, Esq.